SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRISTOL-MYERS SQUIBB COMPANY

(Name of Subject Company and Filing Person (Issuer and an Offeror))

MEAD JOHNSON NUTRITION COMPANY

(Name of Filing Person (Affiliate of the Issuer and an Offeror))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

110122108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President,

General Counsel & Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Senior Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

William P’Pool, Esq. Mead Johnson Nutrition Company 2701 Patriot Blvd. Glenview, Illinois 60026 (847) 832-2420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Ronald Cami, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000	David A. Schuette, Esq. Mayer Brown LLP 71 S. Wacker Dr. Chicago, IL 60606 (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,687,400,000	$428,957

(1)	This valuation assumes the exchange of up to 170,000,000 shares of class A common stock, par value $0.01 per share, of Mead Johnson Nutrition Company, a Delaware corporation, for shares of common stock, par value $0.10 per share, of Bristol-Myers Squibb Company, a Delaware Corporation. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $45.22, the average of the high and low sale prices of MJN common stock on The New York Stock Exchange on November 13, 2009 and (ii) 170,000,000, the maximum number of shares of MJN common stock to be exchanged in the exchange offer.
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$428,957.00
Form or Registration No.:	Registration Statement on Form S-4 (No. 333-163126)
Filing Party:	Mead Johnson Nutrition Company
Date Filed:	November 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) by Bristol-Myers Squibb Company (“BMS”) on November 16, 2009, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on November 25, 2009 and Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed with the SEC on December 7, 2009 (as so amended, the “Schedule TO”). This Schedule TO relates to the offer by BMS to exchange up to 170,000,000 shares of class A common stock, par value $0.01 per share (“MJN common stock”) of MJN, in the aggregate, for shares of BMS common stock, par value $0.10 per share (“BMS common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated December 10, 2009 (the “Prospectus”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, MJN has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-163126) (the “Registration Statement”) to register the shares of MJN common stock offered in exchange for shares of BMS common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby supplemented by the information below.

(h)(i) Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ SANDRA LEUNG
Name:	Sandra Leung
Title:	Senior Vice President, General Counsel and Secretary

MEAD JOHNSON NUTRITION COMPANY

By:	/s/ WILLIAM P’POOL
Name:	William P’Pool
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (Book Entry) (incorporated by reference to Exhibit 99.1 to Mead Johnson Company’s Registration Statement on Form S-4 (Registration No. 333-163126), filed with the Securities and Exchange Commission (“SEC”) on November 16, 2009, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on November 25, 2009, Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on December 7, 2009 and Amendment No. 3 to the Registration Statement on Form S-4 filed with the SEC on December 11, 2009 (as so amended, the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Certificates) (incorporated by reference to Exhibit 99. 2 to the Registration Statement).

(a)(1)(iii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.6 the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)*	Press Release by Bristol-Myers Squibb Company announcing the commencement of the exchange offer dated November 15, 2009.

(a)(4)(ii)	Prospectus, dated December 10, 2009 (incorporated by reference to the Registration Statement).

(a)(4)(iii)**	Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the amendment and extension of the exchange offer dated December 4, 2009.

(h)(i)	Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on November 16, 2009.
**	Previously filed with the Securities and Exchange Commission on Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on December 7, 2009.

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